Summit Hotel Properties, Inc.
2701 South Minnesota Avenue, Suite 6
Sioux Falls, South Dakota 57105
February 4, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Summit Hotel Properties, Inc. Registration Statement on Form S-11 (File No. 333-168686)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Summit Hotel Properties, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m. (NYT) on Tuesday, February 8, 2011, or as soon thereafter as practicable.
The Company acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company kindly requests notification of effectiveness by a telephone call to David C. Wright at (804) 788-8638 and that effectiveness also be confirmed in writing.

Very truly yours, SUMMIT HOTEL PROPERTIES, INC.
By:	/s/ Christopher R. Eng
	Name:	Christopher R. Eng
	Title:	Vice President, General Counsel and Secretary